17/B, Mahal Industrial Estate, Mahakali Caves Road, Andheri (East), Mumbai 400 093 India Tel.: (91-22) 6645 5645 Fax.: (91-22) 6645 5685

For Immediate Release

Glass Lewis Advises Taro Shareholders to Hold Taro’s Board Accountable for its Failures

Mumbai, India: December 22, 2009: Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE: 524715) today announced that Glass, Lewis & Co. LLC, a leading independent proxy advisory firm, recommended that shareholders of Taro Pharmaceutical Industries Ltd. (Pink Sheets: TAROF) vote against all of the proposals made by Taro’s board of directors, including all of its nominees for election or re-election as directors, in the upcoming Annual General Meeting of Taro’s shareholders scheduled for December 31, 2009.

In its report, dated December 21, 2009, Glass Lewis cited the Taro board’s failure to file its annual reports for fiscal years 2006, 2007 and 2008 and its twice-restated financial statements for fiscal years 2004 and 2005 as proof that the board is “unable to fulfill its responsibilities to shareholders.”  Referring to the eight incumbent directors up for re-election, Glass Lewis advised that Taro’s “shareholders should hold them accountable” for their “serious disservice to shareholders” by voting against them at the Annual Meeting, concluding that “the presence of new directors on the board might provide fresh perspective and a much needed transparency in the operation of the Company.”

Glass Lewis identified additional serious corporate governance and disclosure problems by the Taro Board, including lack of disclosure regarding members of board committees and the number of times such committees met.  Glass Lewis was “especially concerned about the lack of disclosure regarding the audit committee,” noting that without such disclosures, it is not possible to ascertain such fundamental issues as the existence of proper oversight of the company’s accounting, financial reporting and internal and external audits.

As reasons for its recommendations against the board’s proposals for indemnification, Glass Lewis reiterated the board’s lack of transparency and its inability to provide shareholders with reliable audited financial information.  Glass Lewis contrasted the “seriousness of the accounting issues” with the “limited information provided to shareholders” regarding those issues at the Company’s last shareholders meeting.

The Glass Lewis report was released only three days after similar positions were expressed in a report by PROXY Governance, Inc., another leading independent proxy advisory firm.  Neither advisory firm supports the Taro board’s director nominees or its indemnification proposals.

Sun encourages fellow Taro shareholders to follow the professional advice of Glass Lewis and PROXY Governance and vote against the re-election of the incumbent directors and their nominees for external directors and against the board’s indemnification proposals by signing, dating and returning their proxy cards immediately.

For questions or assistance in voting or changing their votes, Taro shareholders can contact Sun’s proxy solicitors, MacKenzie Partners, Inc., within the U.S. and Canada at 1-800-322-2885 (toll-free) or 1-212-929-5500 (call collect), within Israel at +1-809-494-159 (toll-free) or via email at proxy@mackenziepartners.com.

About Glass Lewis

Glass, Lewis & Co. LLC is a leading independent governance analysis and proxy voting firm, serving institutional investors that collectively manage more than $17 trillion in assets. With research focused on the long-term financial impact of investment and proxy decisions, Glass Lewis empowers institutional investors to make decisions by uncovering and assessing business, legal, governance and accounting risk at more than 18,000 companies in over 80 countries.  More information about Glass Lewis is available at www.glasslewis.com.

About Sun Pharmaceutical Industries Ltd.

Established in 1983, listed since 1994 and headquartered in India, Sun Pharmaceutical Industries Ltd. (Reuters: SUN.BO, Bloomberg: SUNP IN, NSE:SUNPHARMA, BSE: 524715) is an international, integrated, specialty pharmaceutical company.  It manufactures and markets a large basket of pharmaceutical formulations as branded generics as well as generics in India, US and several other markets across the world.  In India, the company is a leader in niche therapy areas of psychiatry, neurology, cardiology, diabetology, gastroenterology, and orthopedics.  The company has strong skills in product development, process chemistry, and manufacturing of complex API, as well as dosage forms. More information about the company can be found at www.sunpharma.com.

Contacts

Uday Baldota		Mira Desai
Tel	+91 22 6645 5645, Xtn 605	Tel	+91 22 6645 5645, Xtn 606
Tel Direct	+91 22 66455605	Tel Direct	+91 22 66455606
Mobile	+91 98670 10529	Mobile	+91 98219 23797
E mail	uday.baldota@sunpharma.com	E mail	mira.desai@sunpharma.com

Brunswick Group for Sun Pharma		MacKenzie Partners
Erin Becker/Nicki Kahner		Robert Marese
+1 212 333 3810		+1 212 929 5500

Arad Communications for Sun Pharma		Greenhill
Irit Radia		Ashish Contractor
+972-54-6699311		+1 212 389 1537